Free Writing Prospectus Pursuant to Rule 433

Registration No. 333-178272

March 4, 2014

Final Term Sheet for Designated Securities

of Aetna Inc. (the “Issuer”)

	$375,000,000 2.200% Senior Notes due 2019	$375,000,000 4.750% Senior Notes due 2044

Expected Ratings (Moody’s/S&P/Fitch):	Baa2/A-/A-(1) (Stable/Pos/Neg)	Baa2/A-/A-(1) (Stable/Pos/Neg)

Note Type:	Senior Notes	Senior Notes

Legal Format:	SEC Registered	SEC Registered

Principal Amount:	$375,000,000	$375,000,000

Trade Date:	March 4, 2014	March 4, 2014

Settlement Date (T+3 Days):	March 7, 2014	March 7, 2014

Maturity Date:	March 15, 2019	March 15, 2044

Coupon:	2.200%	4.750%

Interest Payment Frequency:	Semi-annual	Semi-annual

Interest Payment Dates:	March 15 and September 15	March 15 and September 15

First Interest Payment Date:	September 15, 2014	September 15, 2014

Day Count:	30/360	30/360

Pricing Benchmark:	1.500% due February 28, 2019	3.750% due November 15, 2043

Benchmark Spot:	99-28 3/4	102-14

Benchmark Yield:	1.521%	3.615%

Reoffer Spread to Benchmark:	+70 basis points	+115 basis points

Reoffer Yield:	2.221%	4.765%

Price to Public / Reoffer Price:	99.900%	99.760%

Underwriting Fees:	0.60%	0.875%

	$375,000,000 2.200% Senior Notes due 2019	$375,000,000 4.750% Senior Notes due 2044

Use of Proceeds:	The net proceeds are expected to be used, together with other available resources, to redeem all of the Issuer’s outstanding 6.000% Senior Notes due 2016.	The net proceeds are expected to be used, together with other available resources, to redeem all of the Issuer’s outstanding 6.000% Senior Notes due 2016.

Optional Redemption:

At any time prior to February 15, 2019, at the greater of 100% of the principal amount of the notes or at a make whole using a discount rate of Treasury plus 15 basis points.

On or after February 15, 2019, redeemable at par.

At any time prior to September 15, 2043, at the greater of 100% of the principal amount of the notes or at a make whole using a discount rate of Treasury plus 20 basis points.

On or after September 15, 2043, redeemable at par.

CUSIP Number:	00817Y AN8	00817Y AP3

ISIN Number:	US00817YAN85	US00817YAP34

Minimum Denomination:	$2,000 and multiples of $1,000 in excess thereof	$2,000 and multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Mitsubishi UFJ Securities (USA), Inc.

Morgan Stanley & Co. LLC

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

Wells Fargo Securities, LLC

	$375,000,000 2.200% Senior Notes due 2019	$375,000,000 4.750% Senior Notes due 2044

Co-Managers:	BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. HSBC Securities (USA), Inc. PNC Capital Markets LLC

(1)	The security ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Credit Suisse Securities (USA) LLC by calling 1-800-221-1037, Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling 1-800-294-1322, RBS Securities Inc. by calling 1-866-884-2071 or U.S. Bancorp Investments, Inc. by calling 1-877-558-2607.